UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

The results of the stress tests of European financial institutions were published today, a process headed by CESB in coordination with the European
Central Bank and – in the case of  Spanish entities - with the Bank of Spain.

The test results pertaining to BBVA are attached to this relevant event in the format published by the supervisors. They confirm BBVA´s ability to face adverse macroeconomic situations while maintaining its solvency levels, placing BBVA as one of the most solvent entities in the European banking sector.

The results show that in the worst case scenario for the year 2011 - which includes the additional impact of an eventual sovereign risk crisis - BBVA would basically maintain the same Tier 1 capital ratio that it had at the end of year
2009.

One of BBVA’s core strengths is to have a business model with the ability to generate operational results even in the more adverse scenarios; a business model that entails recurrent and sustainable profits and shows superior profitability over assets.

Madrid, July 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 07/23/2010	By:	Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Authorized representative